Exhibit (a)(5)(B)

June 11, 2012

Contact: Media Linda Hohn Associate General Counsel (610) 660-6862 lhohn@global-indemnity.com

Global Indemnity plc expects to purchase 2,927,175

A ordinary shares at $21.75 per A ordinary share

DUBLIN, Ireland. June 11, 2012. Global Indemnity plc (NASDAQ: GBLI) announced the preliminary results of its “modified Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on June 8, 2012.

Based on the preliminary count by Broadridge Corporate Issuer Solutions, Inc., the depositary for the tender offer, a total of 2,927,175 A ordinary shares, including 290,281 A ordinary shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at a price at or below $21.75. Based on these preliminary results, Global Indemnity expects to purchase 2,927,175 A ordinary shares, at a price of $21.75 per A ordinary share for a total cost of $63,666,056.25 excluding fees and expenses relating to the tender offer. Global Indemnity will fund the purchase of the shares in the tender offer using cash on hand. Included within the A ordinary shares to be accepted for purchase are 122,578 A ordinary shares that Global Indemnity elected to purchase pursuant to its option to increase the size of the tender offer by up to 2.0% of the outstanding A ordinary shares. Payment for the A ordinary shares accepted for purchase, and return of all A ordinary shares tendered and not purchased, will occur promptly after the final number of A ordinary shares tendered is confirmed. Global Indemnity expects to purchase all A ordinary shares validly tendered at or below $21.75.

Morgan Stanley & Co. LLC served as the dealer manager for the tender offer. Georgeson Inc. served as the information agent. Fox Paine & Company, LLC advised Global Indemnity’s Board of Directors in regard to the tender offer. Shareholders and investors who have questions or need information about the tender offer may call Georgeson Inc. at (800) 561-2871 (toll-free).

About Global Indemnity plc

Global Indemnity plc (NASDAQ:GBLI), through its several direct and indirect wholly owned subsidiary insurance and reinsurance companies, provides both admitted and non-admitted specialty property and casualty insurance coverages in the United States, as well as reinsurance throughout the world. Global Indemnity plc’s two primary divisions are:

•	UNITED STATES BASED INSURANCE OPERATIONS

•	BERMUDA BASED REINSURANCE OPERATIONS

For more information, visit the Global Indemnity plc website at http://www.globalindemnity.ie.

Forward-Looking Information

Forward-looking statements contained in this press release are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. We caution investors that our actual results may be materially different from the estimates expressed in, or implied, or projected by, the forward looking statements. Please see our periodic reports filed with the Securities and Exchange Commission for a discussion of the risks and uncertainties which may affect us and for a more detailed discussion of our cautionary note regarding forward-looking statements.